Dataram Contact: Mark Maddocks, Chief Financial Officer 609-799-0071 info@dataram.com info@dataram.com info@dataram.com	Investor Contact: Tim Curtiss, Wall Street Investor Relations Corp. 216-831-6532 Tcurtiss@WallStreetIR.com Tcurtiss@WallStreetIR.com tcurtiss@WallStreetIR.com

DATARAM REPORTS 47 PERCENT EARNINGS INCREASEGROWTH

IN SECOND QUARTER ON 36 PERECENT REVENUE GROWTH

Twelfth Consecutive Quarter of Year-Over-Year Earnings Increases

PRINCETON, N.J. November 8, 2000 - Dataram Corporation (NASDAQ: DRAM ) today reported financial results for its fiscal second quarter ended October 31, 2000. The Company reported a 47 percent increase in net earnings toof $3.1 million or $0.31 per diluted share. Earnings per share increased 41 percent compared to $2.1 million or $0.22 per diluted share$2.1 million or $0.22 per diluted share for the same period of the previous year. Revenues for the second quarter increased 36 percent to increased 36 percent to $39.9 million over the prior year's second quarter level of $29.4 million. Net earnings for the six month period ended October 31, 2000 were $5.9 million or $0.60 per diluted share, an increase of 64 percent over the same period of the previousior year of $3.6 million or $0.38 per diluted share. Revenues were $77.9 million, up 54 percent compared to $50.6 million in the comparable period of the previous fiscal year.

In thousands, except per share amounts	Three MonthsSecond Quarter ended October 31,			Six Months ended October 31,
	2000	1999	% Gain	2000	1999	% Gain
Revenues	$39,866	$29,386	36%	$77,862	$50,550	54%
Earnings from Operations	$4,636	$3,245	43%	$9,054	$5,612	61%
Net Earnings	$3,051	$2,081	47%	$5,931	$3,612	64%
Diluted EPS	$0.31	$0.22	41%	$0.60	$0.38	58%
Shares Outstanding (diluted)	9,944	9,460		9,916	9,419

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"Dataram's performance during the second quarter surpassed our expectations," commented Robert Tarantino, Dataram's chairman and CEO. "Our products for Intel processor based servers, introduced last year, contributed significantly to our second quarter's results, and the prospects for this part of our business are strong. Sales of our compatible products continued to exceed plan."

Mr. Tarantino continuedadded, "This marks Dataram's twelfth consecutive quarter of increased year-over-year earnings. The market for our products, driven by Iincreasing demands on information technology infrastructure, presentoffers a high growth opportunity for our products, .which Our products offer a compelling solution to the needs of memory-intensive customers, including ISPs, ASPs and corporate users."

"Our operating and net margins continue to expand," added Mark Maddocks, Dataram's CFO. "As we enter our fiscal third quarter, we are encouraged by the strong demand we are seeing for server memory."

Dataram will conduct a conference call at 11:00 am AM (EST) on November 8 to present its second quarter financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 800-497-7708 approximately and askinging to be connected to the Dataram conference call. It is recommended that participants call 10 minutes before the conference call is scheduled to begin. The conference call can also be accessed over the Internet through Vcall at www.vcall.com. at www.vcall.com www.vcall.com. A replay of the call will be available approximately one hour after the completion of the conference call through Vcall. A replay can also be accessed via the telephone until 9:00 PM PM on November 9 by dialing 800-252-6030 (402-220-2491 for international callers) and entering the following code: 7274924.

About Dataram Corporation

Dataram Corporation is a leading provider of gigabyte memory upgrades for network servers. The Company specializes in the manufacture of large capacity memory for Compaq, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers. Dataram, headquartered in Princeton, New Jersey, is celebrating its 34th year in the computer industry. Additional information is available on the Internet at www.dataram.com.at www.dataram.com.

Financial Tables to Follow

DATARAM CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share amounts)

Three Months Ended		Six Months Ended
10/31/2000	10/31/1999	10/31/2000	10/31/1999
(Unaudited)		(Unaudited)

Revenues			$ 39,866	$ 29,386	$ 77,862	$ 50,550
Costs and expenses:
Cost of sales			30,755	21,940	59,616	37,355
Engineering and development			415	343	786	676
Selling, general and administrative			4,060	3,858	8,406	6,907
			35,230	26,141	68,808	44,938

Earnings from operations			4,636	3,245	9,054	5,612

Interest income, net			292	117	522	225

Earnings before income taxes			4,928	3,362	9,576	5,837
Income taxes Net earnings			1,877 $ 3,051	1,281 $ 2,081	3,645 $ 5,931	2,225 $ 3,612

Net earnings per share: Basic Diluted			$ 0.36 $ 0.31	$ 0.27 $ 0.22	$ 0.70 $ 0.60	$ 0.46 $ 0.38

Average number of shares outstanding: Basic Diluted			8,559 9,944	7,791 9,460	8,493 9,916	7,809 9,419

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DATARAM CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands)

	July October 31, 2000	April 30, 2000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,915	$13,650
Trade receivables, net	17,660	16,241
Inventories	6,775	4,651
Other current assets	912	585
Total current assets	43,262	35,127

Property and equipment, net	6,183	5,007

Other assets	18	17

	$49,463	$40,151

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$10,471	$9,538
Accrued liabilities	2,749	2,878
Total current liabilities	13,220	12,416

Deferred income taxes	841	841

Stockholders' equity	35,402	26,894
	$49,463	$40,151

The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.

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at http://www.sec.gov.

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